                                                                    Exhibit 23.2

To the Board of Directors and Stockholders
Key Energy Services, Inc.:

     We consent to incorporation by reference in the registration statement on Form S-4 dated March 6, 2002 of Key Energy Services, Inc. and subsidiaries of our report dated August 16, 2001, relating to the consolidated balance sheets of Key Energy Services, Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended June 30, 2001, and the related schedule, which report appears in the June 30, 2001 annual report on Form 10-K of Key Energy Services, Inc. and subsidiaries. Our report refers to a change in accounting for derivative instruments and hedging activities.

                                                /s/ KPMG LLP


Midland, Texas
March 4, 2002